Exhibit 23.1

AUDITORS’ CONSENT

We consent to the reference to our firm under the caption “Independent auditors” in the Amended Registration Statement (Form F-4/A) dated May 29, 2012 and related Prospectus of Videotron Ltd. [the “Corporation”] for the registration of US$800,000,000 aggregate principal amount of Senior Notes due 2022. We also consent to the inclusion therein of our report to the Board of Directors and the Shareholder of the Corporation dated February 28, 2012 on the consolidated balance sheets of the Corporation as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2011 and 2010.

/s/ Ernst & Young LLP[1] Montréal, Canada May 29, 2012

[1]	FCPA auditor, FCA permit no. A104687